1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 28, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC and Nanjing Sign 12-inch Fab Investment Agreement

Hsinchu, Taiwan, R.O.C. – March 28, 2016 – TSMC (TWSE: 2330, NYSE: TSM) today announced that the Company and the municipal government of Nanjing, China have signed an investment agreement. This agreement affirms that TSMC will make an investment in Nanjing valued at US$3 billion to establish TSMC (Nanjing) Co. Ltd., a wholly-owned subsidiary managing a 12-inch wafer fab and a design service center.

TSMC’s 12-inch fab site in Nanjing will be located in the Pukou Economic Development Zone. Planned capacity is 20,000 12-inch wafers per month, and the facility is scheduled to commence production of 16nm process technology in the second half of 2018.

As a technology leader, TSMC began volume production of 16nm process technology for customers in 2015, and accounted for more than half of the global foundry market for production of 14/16nm technology wafers in that year. Further significant increases in global foundry market share of the 14/16nm technology production is forecast for 2016. TSMC also holds the largest foundry market segment share in China with more than 100 Chinese customers.

“With our 12-inch fab and our design service center in Nanjing, we aim to provide closer support to customers as well as expand our business opportunities in China in step with the rapid growth of the Chinese semiconductor market over the last several years,” said TSMC Chairman Dr. Morris Chang. “We look forward to stronger collaboration with our customers to further expand our market share in China.”

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com